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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68254

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: NorthStar Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5299 DTC Boulevard, Suite 900
(No. and Street)

Greenwood Village	Colorado	80011
(City)	(State)	(Zip Code)

W. Timothy Toole (303) 895-3765
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Timothy Toole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NorthStar Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature **W. Timothy Toole
President**

_____
President
Title

CHRISTIAN COPELAND

C. Copln 2/27/17
Notary Public

CHRISTIAN COPELAND
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20104018720
MY COMMISSION EXPIRES FEBRUARY 25, 2019

This report ** contains (check applicable boxes):

[x] (a) Facing Page.

[x] (b) Statement of Financial Condition.

[ ] (c) Statement of Operations.

[ ] (d) Statement of Cash Flows.

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NorthStar Securities, LLC
Statement of Financial

December 31, 2016

SEC ID No. 8-68254

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

NorthStar Securities, LLC
Statement of Financial Condition
December 31, 2016

Table of Contents



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
NorthStar Securities, LLC

We have audited the accompanying statement of financial condition of NorthStar Securities, LLC (a Delaware Limited Liability Company) (the "Company") as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of NorthStar Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 1, 2017

NorthStar Securities, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	6,220,876
Receivables (refer to Note 2)		5,143,926
Commission due from participating broker-dealers		132,398
Prepaid expenses and other assets		366,506
Furniture, fixtures and equipment, net		189,738
Total assets	$	12,053,444
Liabilities and member's equity		
Liabilities		
Commission due to participating broker-dealers		5,590,832
Commission due to employees		71,586
Compensation payable		1,349,127
Accounts payable and accrued expenses		835,474
Total liabilities		7,847,019
Commitments and contingencies (refer to Note 6)		
Member's equity		4,206,425
Total liabilities and member's equity	$	12,053,444

Refer to accompanying notes to financial statements.

NorthStar Securities, LLC
Notes to Financial Statements
December 31, 2016

1. Organization

NorthStar Securities, LLC (the "Company"), formerly known as "NorthStar Realty Securities, LLC", is a Delaware limited liability company and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company commenced its operations on April 20, 2010 upon its FINRA membership effective date. The Company is a limited purpose broker-dealer and does not establish or hold client accounts.

The Company is the managing broker-dealer for best efforts underwritings of its parent NorthStar Asset Management Group Inc. or NSAM. The Company is wholly-owned by NSAM and relies on its parent for financial support of its operations. The Company's customers are FINRA member broker-dealers located throughout the United States. The Company participates in underwritings sponsored by NSAM. The Company currently has dealer-manager agreements with the following affiliates which actively raised capital from third parties during 2016:

- NorthStar Real Estate Income Trust II, Inc. ("NorthStar Income II"), which is a Maryland corporation formed primarily to originate, acquire and asset manage a diversified portfolio of CRE debt, securities and other select equity investments; and

- NorthStar/RXR New York Metro Real Estate, Inc. ("NorthStar RXR"), which is a Maryland corporation that acquires high-quality commercial real estate with a focus on office and mixed-use properties with a lesser emphasis on multifamily properties.

NorthStar Income II closed its initial public offering on November 9, 2016 and raised $1.1 billion in capital. As of December 31, 2016, NorthStar RXR continued to raise capital. For the year ended December 31, 2016, NorthStar Real Estate Capital Income Fund registration statement was declared effective by the SEC and the minimum offering amount has been satisfied.

On January 10, 2017, NSAM merged with NorthStar Realty Finance Corp. ("NorthStar Realty") and Colony Capital, Inc. ("Colony"), under which the companies combined in an all-stock merger of equals transaction (referred to as the "Mergers"). Under the terms of the merger agreement, NSAM redomesticated to Maryland and elected to be treated as a REIT beginning in 2017 and NorthStar Realty and Colony, through a series of transactions, merged with and into the redomesticated NSAM, which was renamed Colony NorthStar, Inc. or Colony NorthStar. The Company is currently wholly-owned by Colony NorthStar.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.

Cash

The Company considers all highly-liquid investments with an original maturity date of three months or less and deposits held with third parties that are readily convertible to cash to be cash equivalents. Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Selling commissions, dealer manager fees and commission expense

The Company is entitled to receive selling commissions and dealer manager fees and obligated to pay commission expense to participating broker-dealers and employees in connection with the sale of NorthStar Income II and NorthStar RXR equity. Revenue is recognized as earned or contractually due and expenses are recognized as incurred, both on a trade date basis.

The Company recorded the present value of the expected future distribution fees receivable/income from NorthStar Income II and NorthStar RXR and corresponding payable/expense to participating broker-dealers each of $5.1 million as of and for the year ended December 31, 2016.

Furniture, fixtures and equipment, net

Furniture, fixtures and equipment are carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance costs are expensed in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.

Prepaid expenses and other assets

Prepaid expenses and other assets represent prepaid operating expenses and deposits for conferences and sponsorships.

Income Taxes

In 2010, the Company elected to qualify as a corporation under the Internal Revenue Code. In March 2015, the Company merged with a single member limited liability company and was liquidated for federal income tax purposes. The single member limited liability company remained for income tax purposes as a disregarded entity.

The Company has assessed its tax positions for all open tax years, which includes 2013 through 2015 and concluded there were no material uncertainties to be recognized. The Company's accounting policy with respect to interest and penalties is to classify these amounts as interest expense. The Company has not recognized any such amounts related to uncertain tax positions for the year ended December 31, 2016.

Equity-Based Compensation

In February 2015, NSAM granted equity awards in the form of restricted shares of common stock to certain employees of the Company. The restricted shares were recorded at fair value at the closing price of $23.35 per share and vest over three years: (i) 20% on January 29, 2016; (ii) 20% on January 29, 2017; and (iii) 60% on January 29, 2018.

In February 2016, NSAM granted equity awards in the form of restricted shares of common stock to certain employees of the Company. The restricted shares were recorded at fair value at the closing price of $10.85 per share and vest quarterly over three years.

In January 2017, NSAM granted equity awards in the form of restricted shares of common stock to certain employees of the Company. The restricted shares were recorded at fair value at the closing price of $15.05 per share and vest quarterly over three years.

In connection with the Mergers, all outstanding time-based equity awards issued to employees vested in accordance with their terms and any remaining unrecognized compensation cost was recognized immediately.

In accordance with ASC 718, *Compensation—Stock Compensation*, awards of a parent company granted to employees of a consolidated subsidiary are accounted for in the separate financial statements of the subsidiary as employee awards and if the subsidiary does not provide any consideration to the parent company for the awards, the offsetting entry to equity is considered a capital contribution from the parent company. As such, the Company recognized equity-based compensation expense and a capital contribution in the amount of $2.6 million for the year ended December 31, 2016 for the equity awards NSAM granted to certain of the Company's employees. The equity-based compensation expense was classified within compensation expense in the statement of operations.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting update requiring a company to recognize as revenue the amount of consideration it expects to be entitled to in connection with the transfer of promised goods or services to customers. The accounting standard update will replace most of the existing revenue recognition guidance currently promulgated by U.S. GAAP. Key provisions include, but are not limited to, determining which goods or services are capable of being distinct in a contract to be accounted for separately as a performance obligation and recognizing variable consideration only to extent that it is probable a significant revenue reversal would not occur. The new revenue standard may be applied retrospectively to each prior period presented (full retrospective) or retrospectively to contracts not completed as of date of initial application with the cumulative effect recognized in retained earnings (modified retrospective). In July 2015, the FASB decided to delay the effective date of the new revenue standard by one year. The FASB has subsequently issued several amendments to the standard, including clarifying the guidance on assessing principal versus agent based on the notion of control, which affects recognition of revenue on a gross or net basis. These amendments have the same effective date and transition requirements as the new standard. The Company plans to adopt the standard on its required effective date of January 1, 2018 using the modified retrospective approach. While the Company continues to assess all potential impacts of the standard on its financial statements and related disclosures, as applicable, it currently believes that selling commission and dealer manager fees will not be materially affected.

3. Furniture, Fixtures and Equipment, Net

Furniture, fixtures and equipment, net consists of the following:

Office equipment	$	517,209
Furniture and fixtures		252,744
		769,953
Less: accumulated depreciation		(580,215)
	$	189,738

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2016, the Company had net regulatory capital of $3.6 million, which exceeded its requirement of $0.5 million by $3.1 million.

5. Related Party Transactions

Pursuant to dealer manager agreements between the Company and NorthStar Income II and NorthStar RXR, the Company is entitled to receive selling commissions, dealer manager fees and distribution fees on gross offering proceeds

6

raised. The following summarizes the fees and selling commissions between the classes of common stock from affiliates actively raising capital from third parties for the year ended December 31, 2016:

	Northstar Income II	Northstar RXR
Class A		
Selling Commission (per share)	7.00%	7.00%
Dealer Manager Fee (per share)	3.00%	3.00%
Class T		
Selling Commission (per share)	2.00%	2.00%
Dealer Manager Fee (per share)	2.75%	2.75%
Annual Distribution Fee (per share) [1]	1.00%	1.00%

(1) The distribution fee is calculated on outstanding Class T Shares in an amount equal to 1.0% per annum of the gross offering price per share. The Company will cease receiving distribution fees with respect to each Class T Share on the earliest to occur of the following: (i) a listing of shares of NorthStar Income II or NorthStar RXR's common stock on a national securities exchange; (ii) such Class T Share is no longer outstanding; (iii) the Company's determination that total underwriting compensation from all sources, including dealer manager fees, selling commissions, distribution fees and any other underwriting compensation paid to participating broker-dealers with respect to all Class A Shares and Class T Shares would be in excess of 10% of the gross proceeds of the primary offering related to NorthStar Income II or NorthStar RXR; or (iv) the end of the month in which the transfer agent, determines that total underwriting compensation with respect to the Class T primary shares held by a stockholder within his or her particular account, including dealer manager fees, selling commissions and distribution fees, would be in excess of 10% of the total gross offering price at the time of the investment in the Class T Shares held in such account.

Other than the varying fees, as described above, the Class A Shares and Class T Shares have identical rights and privileges, such as identical voting rights.

The Company reallows all selling commissions earned to participating broker-dealers. In addition, the Company also receives a dealer manager fee of up to 3% of gross offering proceeds raised, a portion of which may be reallowed to participating broker-dealers.

Pursuant to an expense sharing agreement between the Company and an affiliate of NSAM, NSAM was solely responsible for payments for accounting services, payroll, benefit plan administration, information technology, in-house legal support, marketing services and certain other administrative services that the Company may request from time to time at no cost to the Company. In addition, the agreement provided that the Company shall be responsible for payments of certain expenses, including but not limited to, compensation, sales commissions, SEC and state registration and renewal fees and other costs incurred directly by the Company.

The term of the expense sharing agreement was one year, with automatic one year renewals unless otherwise terminated by the Company or NSAM, upon five days written notice prior to expiration of the annual term. NSAM or the Company could also terminate the agreement at any time upon ten days written notice to the other.

In connection with the Mergers, the expense sharing agreement was amended to replace NSAM with Colony NorthStar. All other terms and conditions remained the same.

For the year ended December 31, 2016, NSAM made capital contributions of $13.6 million, which consisted of $11.0 million in cash and $2.6 million in equity-based compensation.

6. Commitments and Contingencies

The Company leases office space in Colorado under a non-cancelable operating lease through June 30, 2017 which has a total future minimum lease payment as of December 31, 2016 of $0.1 million. The initial lease term commenced August 19, 2010 for five years and four months subject to abatement during the first four months of the initial lease term. In June 2013, the Company entered into an amendment to the lease agreement to lease additional space and extend the lease term by one year to December 31, 2016. The lease term of the additional space commenced on October 1, 2013 and was

subject to abatement during the first three months of the lease term and for the period from January 1, 2016 through January 31, 2016. In November 2016, the Company exercised the option to renew the lease for an additional six months. For the year ended December 31, 2016, rent expense was $0.2 million.

7. Subsequent Events

The Company evaluated subsequent events and transactions that have occurred subsequent to December 31, 2016 through the date of issuance of the financial statements.